Filed by MainSource Financial Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Cheviot Financial Corp.

Commission File No. 001-35399

Form S-4 File No.: 333-209479

The following is the text of a welcome letter sent to the customers of Cheviot Savings Bank by MainSource Financial Group, Inc. (“MainSource”) and Cheviot Financial Corp. (“Cheviot”).

Recipient Name

Recipient Address 1

Recipient Address 2

Recipient City, ST ZIP

April 6, 2016

Dear Valued Customer,

Recently, Cheviot Savings Bank agreed to merge into MainSource Bank. Subject to satisfaction of certain closing conditions, including receipt of regulatory and shareholder approvals, we anticipate the merger will be complete at the close of business on Friday, May 20th. The following day, the branches of Cheviot Savings Bank will begin operating as branches of MainSource Bank.

MainSource is enthusiastic about expanding its banking presence in Hamilton County, Ohio. Prior to the merger, MainSource has total assets of approximately $3.4 billion with 81 branches located in Indiana, Ohio, Kentucky, and Illinois. MainSource, headquartered in the Southeastern Indiana city of Greensburg, is a 112-year-old community bank focused on making the lives of its communities and customers better. We emphasize involvement in our communities along with personalized service and responsiveness to our customers.

Beginning next week, you will receive, via US mail, a booklet from MainSource describing the features and benefits associated with its products and services. We are confident you will be pleased with our product offerings, all of which will be available following completion of the merger.

Should you have any questions about the information in the booklet or about MainSource Bank, please contact us at 800-713-6083 or visit any of our existing branches. We look forward to serving you and helping you achieve your financial goals.

Sincerely,	Sincerely,

Mark T. Reitzes	Archie M. Brown, Jr.
President & CEO	President & CEO
Cheviot Savings Bank	MainSource Financial Group

Additional Information for Shareholders

The information in this document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, MainSource has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (Registration Statement No.  333-209479) that includes a Proxy Statement of Cheviot and a Prospectus of MainSource, as well as other relevant documents concerning the proposed transaction. The SEC declared the Form S-4 Registration Statement effective on March 29, 2016. A definitive Proxy Statement/Prospectus was mailed to Cheviot shareholders on or about April 4, 2016. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about MainSource and Cheviot, may be obtained at the SEC’s Internet site (http://www.sec.gov). You may also obtain these documents, free of charge, from MainSource at www.mainsourcebank.com under the tab “Investor Relations” and from Cheviot at www.cheviotsavings.com under the tab “Investor Relations”. Alternatively, these documents can be obtained free of charge from MainSource upon written request to MainSource Financial Group, Inc., Attn: Corporate Secretary, 2105 North State Road 3 Bypass, Greensburg, Indiana 47240 or by calling (812) 663-6734 or from Cheviot upon written request to Cheviot Financial Corp., Attn: Investor Relations, 3723 Glenmore Avenue, Cheviot, Ohio 45211 or by calling (513) 661-0457.

MainSource and Cheviot and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Cheviot in connection with the proposed merger. Information about the directors and executive officers of MainSource is set forth in the proxy statement for MainSource’s 2016 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 23, 2016. Information about the directors and executive officers of Cheviot is set forth in the annual report for the year ended December 31, 2015, as filed with the SEC on Form 10-K on March 11, 2016.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

The information contained herein contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between MainSource and Cheviot.  Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning.  These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements.  Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained within the expected time frames or at all; market, economic, operational, liquidity, credit and interest rate risks associated with MainSource’s and Cheviot’s businesses, competition, government legislation and policies; ability of MainSource and Cheviot to execute their respective business plans (including the proposed acquisition of Cheviot); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of either MainSource’s or Cheviot’s internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolution of litigation; other matters discussed herein and other factors identified in MainSource’s and Cheviot’s Annual Reports on Form 10-K and other periodic filings with the SEC.  These forward-looking statements are made only as of the date hereof, and neither MainSource nor Cheviot undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date hereof.